Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

July 8, 2020

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 5:00 p.m., Israel time, on August 13, 2020, at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Annual General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” all of the Proposals on the agenda, each as specified in the enclosed Proxy Statement.

A discussion period will be provided at the Meeting for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on Monday, July 13, 2020, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received by the Company in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 13, 2020

This Proxy Statement is furnished to the holders of ordinary shares, par value of 0.01 New Israeli Shekels per share (the “Ordinary Shares” or “Shares”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on August 13, 2020, at 5:00 p.m. (Israel time), and at each postponement or adjournment thereof.

The agenda for the Meeting includes the following matters:

1.	To approve the re-election of Prof. David Sidransky and the election of Mr. Amir Poshinski as Class III directors, to serve as members of the Board until the annual general meeting to be held in 2023 and to approve the compensation paid to each as a director;

2.	To approve the new Compensation Policy for the Company’s directors and officers, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the "Companies Law");

3.	To ratify and approve a framework of terms and conditions for the extension, renewal and entering into an insurance policy for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Companies Law;

4.	To approve certain amendments to the directors' compensation scheme;

5.	To approve an annual cash bonus and related objectives and terms thereof for 2020, for Mr. Allen Baharaff, the Company’s President and Chief Executive Officer;

6.	To approve the grant of options to purchase ordinary shares of the Company to Mr. Allen Baharaff, the President and Chief Executive Officer of the Company; and

7.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 until the 2021 annual general meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2019.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Monday, July 13, 2020 (the “Record Date”).

As of July 6, 2020, the Company had outstanding 21,113,066 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to August 20, 2020, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if they represent in the aggregate shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s amended and restated articles of association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposals to be presented at the Meeting.

The approval of each of Proposals 2, 3 and 4 and, in the event Proposal 2 is not approved, also Proposals 5 and 6, is also subject to the fulfillment of one of the following additional voting requirements (“Special Majority”):

(i)	the majority of the shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the relevant Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above voted against the relevant Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Please note:

Pursuant to the Companies Law, in order for your vote to be counted with respect to Proposals 2, 3 and 4 and, in the event Proposal 2 is not approved, also Proposals 5 and 6, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, whether or not (i) you are a controlling shareholder of the Company or (ii) you or any of the following persons have a personal interest in the approval of the relevant Proposal:

•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a “Relative”);

•	any entity in which you or a Relative of yours holds 5% or more of such entity’s outstanding shares or voting rights;

•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and

•	a person voting under a proxy given by you.

If you do not state whether or not you are a controlling shareholder or have a personal interest, your shares will not be voted for Proposals 2, 3 and 4 and, in the event Proposal 2 is not approved, also Proposals 5 and 6.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the board of Directors of the Company, or the Board and shall be delivered to the Company at its registered offices at 16 Tiomkin St. 4th floor, Tel Aviv, Israel 6578317, Attention: Adv. Topaz Falkoviz Arbel, Company Secretary, or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 18 Lafayette Place, Woodmere, New York 11598, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposals set forth in the Notice of Annual General Meeting of Shareholders, other than for Proposals 2, 3 and 4 and, in the event Proposal 2 is not approved, also Proposals 5 and 6.

If you are a record holder of shares, to vote via the internet, please follow the instructions indicated on the proxy card.

Position Statements

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Adv. Topaz Falkoviz Arbel, Company Secretary, or by facsimile to +972-3-6938447, no later than August 3, 2020 at 5:00 pm Israel time.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Adv. Topaz Falkoviz Arbel, Company Secretary, or by facsimile to +972-3-6938447, no later than Wednesday, July 15, 2020 at 5:00 pm Israel time. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Wednesday, July 22, 2020, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2019, please see Item 6B. of our annual report on Form 20-F filed with the SEC on March 12, 2020, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

PROPOSAL 1

RE-ELECTION and ELECTION of class IIi directorS

Membership of the Board

Under our amended and restated articles of association (the “Articles”), the Board consists of three classes of directors who are appointed for fixed terms of office in accordance with the Companies Law and our Articles. Directors so elected cannot be removed from office by the shareholders until the expiration of the term of office of their class. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I directors, Class II directors and Class III directors. The term of the Class I directors will expire at the close of the annual general meeting of shareholders to be held in 2021; the term of the Class II directors will expire at the close of the annual general meeting of shareholders to be held in 2022; and the term of the Class III directors will expire at the close of this Meeting. Mr. William Marth and Prof. Ran Oren will serve as our Class III Director until the close of this Meeting; Mr. Shmuel Nir and Prof. Carol Brosgart serve as our Class I Directors until the close of the annual general meeting to be held in 2021; and Mr. Allen Baharaff and Mr. Marshall Heinberg serve as our Class II Directors until the close of the annual general meeting to be held in 2022. On March 11, 2020, our Board resolved to opt-out of the requirements under the Companies Law to (i) have external directors and (ii) comply with the audit committee and compensation committee composition requirements (by relying on a relief available under the Companies Law to Israeli public companies with securities listed on certain non-Israeli exchanges, including the Nasdaq Capital Market, that satisfy the applicable foreign country laws and regulations relating to the appointment of independent directors and composition of audit and compensation committees and which have no controlling shareholder (under the Companies Law)). Previously, at the shareholders’ meeting held on June 7, 2017, our shareholders resolved to re-elect Ms. Tali Yaron-Eldar and Prof. David Sidransky as the Company’s external directors for a term of three years, which ended on June 12, 2020. On May 12, 2020, our Board resolved to extend Prof. Sidransky’s term as director as of June 12, 2020 through the end of the Meeting. Ms. Yaron-Eldar’s term was not extended. In addition, on June 16, 2020, the Board appointed Mr. Amir Poshinski as a Class III director. Accordingly, at the Meeting it is being proposed to approve the re-election of Prof. David Sidransky and the election of Mr. Amir Poshinski as Class III directors to replace Mr. William Marth and Prof. Ran Oren, both of whom are not standing for re-election, following mutual agreement with the Board in order to allow for a refreshment in the composition of the Board.

Our Articles provide that the minimum number of members of the Board is three (3) and the maximum number is eleven (11). The Board presently comprises of eight (8) members and if Proposal 1 is approved then the Board will comprise of six (6) members.

Under the Companies Law, a nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. A director who ceases to meet the statutory requirements must notify the Company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Director Compensation

If elected, and in accordance with the recommendation of our remuneration committee and the Board, Prof. Sidransky and Mr. Poshinski will be each entitled to receive an annual fee in the amount of $50,000 plus VAT (which is the fee paid to our expert independent directors in lieu of the $40,000 plus VAT paid to our other directors), payable on a quarterly basis at the end of each quarter. The foregoing fee to Prof. Sidransky and Mr. Poshinski is due to their expertise and the expected involvement they will have in the Company’s affairs.

If elected, each of Prof. Sidransky and Mr. Poshinski will also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company.

Election of Directors

At the Meeting, the shareholders are requested:

(i)	to re-elect Prof. Sidransky as a Class III director to serve as a member of the Board until the annual general meeting to be held in 2023 and to approve the compensation to be paid to him as an expert independent director.

(ii)	to elect Mr. Poshinski as a Class III director to serve as a member of the Board until the annual general meeting to be held in 2023 and to approve the compensation to be paid to him as an expert independent director.

Below is the biographical information for Prof. Sidransky and Mr. Poshinski:

David Sidransky, M.D., the chairman of our Nomination Committee, joined our Board in June 2014, originally as an external director. Prof. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at Johns Hopkins University and Hospital. Prof. Sidransky has written over 550 peer-reviewed publications and has contributed to more than 60 cancer reviews and chapters. Prof. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award and 2017 Team Award presented by the American Association of Cancer Research. Prof. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Advaxis Inc. (Nasdaq: ADXS), and Ayala Pharma (Nasdaq: AYLA) and is a lead director at Champions Oncology and on the board of directors of Orgenesis (Nasdaq: ORGS). He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Prof. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Prof. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

Amir Poshinski, the chairman of our Audit Committee joined our Board in June 2020. Mr. Poshinski is an entrepreneur with over 20 years’ management and leadership experience across multiple industries, including technology, biotechnology, banking and real estate. Mr. Poshinski is the owner of DAP Holdings, through which he has acted since 2010 as a management consultant and strategic advisor to global companies. Mr. Poshinski currently serves as a member of the advisory board of Benson Oak Ventures, a venture focused fund, as well as several other private companies. Prior to 2010, Mr. Poshinski served as Deputy CEO of Primsa Investment House, which at the time was Israel’s largest investment house, Deputy CEO of Discount Mortgage Bank, the real estate lending arm of one of Israel’s largest banks, VP of Marketing at Comverse, a telecommunications software company that was listed on Nasdaq, VP Marketing, Sales and Advertising of Mifal Hapayis, Israel’s national lottery, and VP and Deputy CEO of the Economic Company of the Israeli Local Authorities Association. Mr. Poshinski previously served on the board of directors of each of TAS-AGT (a TATA joint venture), Excellence Nessuah Mutual Funds, and Therapix Biosciences (Nasdaq: TRPX) as well as several other private companies. Mr. Poshinski holds a B.A. in Business Administration and Marketing from the New York Institute of Technology.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to re-elect Prof. Sidransky as a Class III director to serve as a member of the Board until the close of the annual general meeting to be held in 2023 and to approve the compensation to be paid to him as an expert independent director, as detailed in the Proxy Statement dated July 8, 2020.”

“RESOLVED, to elect Mr. Poshinski as a Class III director to serve as a member of the Board until the close of the annual general meeting to be held in 2023 and to approve the compensation to be paid to him as an expert independent director, as detailed in the Proxy Statement dated July 8, 2020.”

The Board recommends that the shareholders vote “FOR” each of the proposed resolutions.

PROPOSAL 2

TO APPROVE THE NEW COMPENSATION POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS IN ACCORDANCE WITH THE REQUIREMENTS OF THE ISRAELI COMPANIES LAW

As approved by our shareholders, and as required by the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our “office holders” (as defined under the Companies Law, which includes directors, the CEO, other executive officers and any other managers directly subordinate to the CEO), including cash compensation, equity-based awards, releases from liability, indemnification and insurance, severance and other benefits. Each of the named executive officers is an “office holder” within the meaning of the Companies Law. The compensation policy is reviewed from time to time by our remuneration committee and our Board to ensure its appropriateness, and is required to be brought at least once every three years to our shareholders for approval.

Our most recent compensation policy was last approved at our annual general meeting of shareholders that was held on June 7, 2017. Following a review of the compensation policy by our remuneration committee and Board, the remuneration committee and Board have approved, and recommended that our shareholders approve, a new compensation policy in the form attached hereto as Annex A, or the Compensation Policy.

Similar to our previous compensation policy, the Compensation Policy continues to link pay to performance and to align our executive officers’ interests with those of the Company and of our shareholders. It allows us to provide meaningful incentives that reflect both the Company’s short and long-term goals and performance, as well as the executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and is designed to reduce incentives for our executive officers to take excessive risks.

The Compensation Policy continues to emphasize each executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among executive officers, taking into account the internal ratios between compensation of our executive officers and directors and other employees of the Company. Pursuant to the Compensation Policy, the compensation that may be granted to an executive officer may include: base salary and benefits, annual cash bonuses and other cash bonuses (such as retention and special bonuses), as well as equity-based compensation, retirement and termination of employment benefits and other benefits. The cash bonuses that may be granted under the Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the Compensation Policy, an annual cash bonus that will be awarded to executive officers (other than the CEO) will be based on performance objectives and a discretionary evaluation of the executive officer's overall performance by the CEO and may be subject to minimum thresholds. The remuneration committee and the Board will determine any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout on the basis of, but not limited to, company and individual objectives. Notwithstanding the above, the Company may determine that, with respect to any executive officer subordinated to the CEO, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

The Compensation Policy provides that the annual bonus awarded to the Company’s CEO will be mainly based on measurable objectives of the Company, subject to a minimum threshold on the basis of, but not limited to, company and personal objectives. 25% or less of the annual cash bonus granted to the Company’s CEO may be based on a discretionary evaluation of the CEO’s overall performance by the remuneration committee and the Board. The measurable objectives will be determined annually by the remuneration committee and the Board at the commencement of each fiscal year, or upon engagement, in case of newly hired CEO, or in other special circumstances as set forth in the Compensation Policy.

The equity-based compensation under the Compensation Policy for our executive officers is designed in a manner intended to attract and retain officers and align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company, and to strengthen the retention and the motivation of executive officers in the long term. Equity-based awards may be granted from time to time in the form of options and/or other equity- based awards, such as RSUs in accordance with the Company’s 2013 Incentive Share Option Plan, the 2013 Plan as may be updated from time to time.

Similar to our previous compensation policy, the Compensation Policy contains compensation recovery provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. The Compensation Policy also contains provisions that allow the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the Compensation Policy.

Based on information provided to us by our insurance brokers (and which has been supported by our independent insurance consultants), there has recently been a significant increase in the cost of D&O liability insurance for non US companies listed in the US, and especially in the  life sciences sector. The increases have been tied to extensive losses suffered by the D&O insurers as a result, among other things, of significant increases in the number of class actions filed against NASDAQ listed companies. For example, the year 2018 set a 20-year record high for securities class actions filed against issuers of common or preferred stock listed in the US. Due to the above mentioned market environment, insurers adopted a very defensive and selective approach and some of the insurers are no longer providing US traded companies with new offers and those that are still active in the market have been increasing their level of compensation (in the form of premiums), which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs.

As a result of these changes in the D&O insurance market, one of the main changes presented in the Compensation Policy is the increase of the premiums payable in order to maintain the coverage levels under our renewed D&O insurance policy.

The Compensation Policy also governs the compensation of our board members and provides that our directors will be entitled to an annual cash fee retainer (which shall not exceed 20% of the annual base salary paid to the Company’s CEO during the year 2019 plus VAT) and may be paid through the grant of equity awards up to the limits set forth in the Compensation Policy.

The foregoing overview is qualified in its entirety by reference to the full text of the new Compensation Policy, which is attached as Annex A hereto.

If the new Compensation Policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the Compensation Policy, provided that our remuneration committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

Similar to the previous compensation policy, the Compensation Policy is designed to allow us to continue and attract prominent candidates to serve as members of our board of directors and as officers. When considering the Compensation Policy, the remuneration committee and the Board considered numerous factors, including the advancement of Galmed’s objectives, business plan and long-term strategy.

Our remuneration committee and Board believe that by approving the Compensation Policy, we will be better positioned to hire, retain and motivate leading candidates in the biomed sector to serve as members of our board of directors and as officers.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the compensation policy for our directors and officers in the form attached hereto as Annex A.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

PROPOSAL 3

RATIFICATION AND APPROVAL OF A FRAMEWORK OF TERMS AND CONDITIONS FOR THE EXTENSION, RENEWAL AND ENTERING INTO AN INSURANCE POLICY FOR DIRECTORS’ AND OFFICERS’ LIABILITY

The Companies Law and our Articles of Association provide that a company may obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder. Accordingly, the Company has purchased professional liability insurance policy with an annual premium of $0.9 million and a total coverage of $12 million with an additional $5 million Side A Coverage. for its directors and officers, who are appointed from time to time, or the Insurance Policy. The Insurance Policy had been previously approved by our remuneration committee and Board. Since our previous compensation policy expired prior to the date of this Meeting (see Proposal 2), the approval of our shareholders is required for this Proposal.

Further, assuming the approval of Proposal 2, and in light of the significant increase in the cost of D&O insurance for publicly listed companies (for more information see Proposal 2), our remuneration committee and Board authorized the Company, from time to time and for up to a period of three years from the date of the Meeting, to extend and/or renew the Insurance Policy or enter into a new insurance policy, with the same insurers or any other insurers, in Israel or overseas, for the insurance of directors' and officers' liability with respect to the directors and/or officers serving the Company and its subsidiaries from time to time, provided that the insurance complies with the limitations included in our Compensation Policy, as amended from time to time.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve and ratify the purchase of a professional liability insurance policy for our current and future directors and officers, in compliance with the requirements of the Companies Law and the terms and limitations included in the Compensation Policy, as amended, and the framework of terms and conditions for the renewal, extension and replacement of the directors’ and officers’ liability insurance policy of the Company as set forth in the Proxy Statement, dated July 8, 2020.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 4

TO APPROVE AMENDMENTS TO THE DIRECTORS COMPENSATION SCHEME

As approved by our shareholders at our 2019 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, is entitled to an annual payment of $40,000, plus value-added tax, or VAT, if applicable, and with respect to an expert independent director (as such term is defined in the Compensation Policy), $50,000 plus VAT, payable quarterly at the end of each quarter. Our Board has determined that each of Mr. Nir, Mr. Heinberg, Prof. Sidransky and Mr. Amir Poshinski are entitled to receive compensation as an ‘expert independent director’.

In light of the expiration of our previous compensation policy (see Proposal 2), shareholders’ approval is required for this Proposal and it is being proposed to update the compensation terms of the Company’s directors.

Under the Companies Law, the compensation of directors must comply with the company’s compensation policy and requires the approval of the company’s remuneration committee, the board of directors and shareholders, in that order. The remuneration committee and the Board have reviewed, discussed and approved the proposed changes as detailed hereunder, in light of our proposed Compensation Policy, and determined that these changes are in line with the terms and conditions of the proposed Compensation Policy.

The remuneration committee and the Board have resolved to approve and have recommended to the shareholders of the Company to approve the following directors' compensation in connection with their service as directors, including, but not limited to, their participation in meetings of the Board and its committees:

•	Cash Fee – identical to the fee that was approved at the 2019 annual meeting of shareholders (i.e., an annual fee in the amount of $40,000 plus VAT, and with respect to an expert independent director, $50,000 plus VAT, payable to each director quarterly at the end of each quarter); and

•	Equity Grants – subject to and upon the approval of Proposal 4 and thereafter upon first becoming a member of the Board (whether appointed by the Board or elected by the shareholders), a grant of options to purchase 30,000 ordinary shares (the “Director Options”) to our non-management directors (as such term is defined in the Compensation Plan). With respect to our incumbent directors, such initial grant, in accordance with this Proposal, will initially apply with respect to Mr. Poshinski, upon the conclusion of the Meeting (and provided that Mr. Poshinski is elected under Proposal 1). The Director Options would be granted under the 2013 Plan, at an exercise price equal to the average price of the Company’s ordinary shares on the Nasdaq market in the 30 trading days prior to the appointment by the Board or election by the shareholders (as applicable) (and in case of Mr. Poshinski, as of June 16, 2020, the date of his appointment by the Board), and would vest over a period of three (3) years, such that the Director Options will vest with respect to 1/3 of the underlying Ordinary Shares on the first anniversary of the grant (i.e., the date of appointment by the Board or election by the shareholders, as applicable), and thereafter, the Director Options will vest with respect to the additional 2/3 of the underlying Ordinary Shares on an equally quarterly basis, provided that each non-management director remains continuously a director of the Company or its affiliates throughout each such vesting date. The grant is subject to the execution by each director of an option agreement with the Company confirming the terms and conditions applying to the grant.

These compensation terms of Company’s directors are consistent with the Compensation Policy proposed under Proposal 2.

The approval of the above resolution requires approval by a Special Majority.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation terms for directors of the Company, as described in the Proxy Statement, dated July 8, 2020.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 5

ANNUAL CASH BONUS AND RELATED OBJECTIVES

AND TERMS THEREOF FOR 2020 FOR ALLEN BAHARAFF,

THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for the achievement of the Company’s business and financial goals through teamwork and collaboration.

Consistent with the Company’s Compensation Policy (see Proposal 2), and subject to the limitations set forth therein, the Company may determine with respect to each year, the target and maximum annual cash bonuses as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonuses to be granted to the Company’s President and Chief Executive Officer. Taking into account numerous factors, including our Compensation Policy and other relevant information and materials presented to the Company’s remuneration committee and Board, the Company’s remuneration committee and Board have approved at meetings held on December 17, 2019, and are recommending that the shareholders approve, the following annual cash bonus for 2020 and related objectives and terms included therein for the Company’s President and Chief Executive Officer, Allen Baharaff.

At the Meeting, shareholders are requested to approve the following annual cash bonus and related objectives and terms thereof for 2020 for Mr. Baharaff.

Maximum annual bonus

The maximum annual bonus that may be paid to Mr. Baharaff is based on the same formula as determined for other office holders of the Company as set forth in the Compensation Policy.

It is noted that in light of the economic impact of the global spread of COVID-19 on the capital markets (and world-wide economy in general), at the Company’s management request, the Company’s remuneration committee and Board have approved a reduction in the maximum amount of annual cash bonus for 2020 from a sum equal to up to six (6) times the base salary of an office holder (including the CEO) to a maximum of four (4) times such base salary.

Eligibility

Mr. Baharaff would be eligible to receive an annual cash bonus for the year 2020, without the need for further shareholder approval, subject to the following: (i) continuous employment of Mr. Baharaff as the Company’s President and Chief Executive Officer through December 31, 2020; (ii) achievement of the specific objectives using the pre-defined key performance indicators as defined below; and (iii) the limitations of the Compensation Policy and applicable law.

Minimum Threshold

Mr. Baharaff’s annual cash bonus would be subject to the Company having cash and cash equivalents and marketable securities of at least $10,000,000 as of December 31, 2020.

Objectives

The objectives for Mr. Baharaff’s annual cash bonus for 2020 are based on a performance matrix, approved by the Company’s remuneration committee and Board, which include, among others, execution of targets related to the ARMOR Phase 3 study (which accounts for 60% of the annual cash bonus) and R&D and business development targets (each of which accounts for 20% of the annual cash bonus). As noted above, the annual cash bonus will be equal to four times (instead of six) Mr. Baharaff’s base salary multiplied by the applicable percentage of the objectives that will be achieved (and in any event not more than four times Mr. Baharaff’s base salary).

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an annual cash bonus and related objectives and terms thereof for 2020 for Mr. Allen Baharaff, the Company’s President and Chief Executive Officer, as set forth in the Proxy Statement, dated July 8, 2020.”

In the event Proposal 2 is not approved, the approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 6

TO APPROVE THE GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO MR. ALLEN BAHARAFF, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

Consistent with the Compensation Policy, and taking into account numerous factors such as the commitment to ensure that our Chief Executive Officer’s compensation is structured to create a link between pay and performance and to align the interests of our Chief Executive Officer with our interests and those of our shareholders, and in accordance with the provisions of the Compensation Policy and other relevant information and materials presented to them, the remuneration committee and the Board have approved (on their meetings held on December 17, 2019), and are recommending that the shareholders approve, the grant to Mr. Baharaff, in his capacity as the Company’s President and Chief Executive Officer, options to purchase 220,000 Ordinary Shares. All options granted to Mr. Baharaff would have an exercise price of $5.12 per share (which was the average closing price of the last 30 trading days on the day preceding the remuneration committee's and the Board’s meetings on December 17, 2019 at which the foregoing grant was approved).

The above options would be granted under the 2013 Plan and vest over a period of four (4) years, such that 25% of the options would vest upon the lapse of 12 months following the date of Board approval, and thereafter the remainder of the options shall vest on an equally quarterly basis. The option grant is subject to the execution of an option agreement with the Company confirming the terms and conditions applying to the grant. The above options will expire on December 16, 2029. The options would be granted in accordance with Section 3(i) of the Income Tax Ordinance (New Version), 5721-1961 (the “Income Tax Ordinance”).

The Company views December 17, 2019, the original date of approval of the grant by the remuneration committee and the Board, as the date of grant for purposes of determining the value of an award for purposes of the Compensation Policy notwithstanding that shareholder approval is required for such grants and will be granted, if granted, subsequent to such date.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant to Mr. Allen Baharaff of options to purchase 220,000 Ordinary Shares, as described in the Proxy Statement, dated July 8, 2020.”

In the event Proposal 2 is not approved, the approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 7

Re-APPOINTMENT OF Auditors

At the Meeting, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2020, and until the 2021 annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and our Articles of Association, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of the Board and the audit committee, and their compensation requires the approval of the Board, following approval and recommendation by the audit committee. Our Board has delegated its authority to approve the compensation of independent auditors for audit and non-audit services to our audit committee. Our audit committee and Board have reviewed, and are satisfied with, the performance of Brightman Almagor Zohar & Co., and have approved and are recommending to the shareholders to approve, their re-appointment as the Company’s independent auditors.

One of our audit committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

Our audit committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent auditors. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of our independent auditors to perform prohibited non-audit functions defined in applicable SEC rules.

In 2019, our audit committee approved all audit-related and non-audit-related services performed by Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2019 and 2018:

	2019	2018
	(US$ in thousands)
Audit Fees (1)	100	60
Audit-Related fees (2)	—	48
Tax Fees (3)	19	—
Total	119	108

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3)	Tax fees consist of consulting services related to a tax ruling.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, be, and they hereby are reappointed as auditors of the Company for the fiscal year ending December 31, 2020, and until the 2021 annual general meeting of shareholders.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PRESENTATION OF THE 2019 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2019, which are included in the Company’s annual report on Form 20-F filed with the SEC on March 12, 2020, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Prof. David Sidransky Lead Independent Director

Allen Baharaff
President and Chief Executive Officer

Tel Aviv, Israel

July 8, 2020

Annex A

Galmed Pharmaceuticals Ltd.

Directors and Officers Compensation Policy (the “Policy”)

I.       GENERAL

As a publicly traded company incorporated under the laws of the State of Israel, Galmed Pharmaceuticals Ltd. (“Galmed” or the “Company”) is subject to the Israeli Companies Law, 5759-1999 (the “Companies Law”) which mandates the adoption of a policy regarding the terms of office and employment of the Company’s “office holders” (as such term is defined in the Companies Law) (“Office Holders”).

The purpose of this Policy is to formalize Galmed’s compensation philosophies, practices and policies, as they apply to all Office Holders of Galmed with respect to their position and contribution to the Company, and is intended to meet the requirements of applicable law.

The term “officers”, as used herein, includes all Office Holders other than members of the Board of Directors (“Directors” and the “Board”, respectively). However, to the extent Directors are also employees of the Company or also hold management positions with the Company including, to the extent appointed, an active Chairman of the Board (“Management Directors”), the term “officers” shall also refer to such Management Directors.

Galmed’s philosophies, practices and policies, as detailed herein, have been discussed and approved by the Board, following recommendation of the Company’s Remuneration Committee (the “Remuneration Committee”), and will periodically be reviewed and administered by the Remuneration Committee and the Board in order to ensure they provide appropriate motivation for Company performance and increased shareholder value and that they meet the requirements of applicable law.

II.       OVERVIEW

The principal philosophy and objectives of Galmed’s compensation policies and practices are to attract, motivate and retain highly experienced leaders who will contribute to Galmed’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Galmed’s core values as part of a motivated behavior. To that end, this Policy is designed, among others, in accordance with the following guidelines:

1.	Linking pay to performance: by aligning a significant portion of an officer’s compensation with the Company’s short and long-term goals and performance, to achieve success and increase Company value in a professional and respectful manner.

2.	Attracting, motivating and retaining high quality talented officers: by providing officers with fair and reasonable compensation that is also competitive with practices of other comparable leading companies in addition to a balanced compensation package of fixed and variable components, designed to motivate and to retain high quality talented officers.

3.	Aligning compensation with shareholder interests: by providing equity-based compensation which is designed to reward officers for increase in long-term shareholder value.

4.	Supporting Galmed’s mission and vision: by incentivizing officers to pursue Galmed’s strategies which promote development of innovative thinking and creating biopharmaceutical solutions, while ensuring the highest quality and compliance with high ethical standards.

5.	Improve business results and strategy implementation: by aligning compensation with performance measures based on quantitative and qualitative criteria, which may be categorized into corporate, business unit and individual measures, pursuant to the Company’s work-plans and management’s short and long-term perspective and goals.

6.	Risk Management: by creating a balance between short and long-term achievements, quantitative and qualitative criteria and various other considerations, as well as an appropriate balance between Company and officer’s personal goals.

III.       OFFICERS’ COMPENSATION PACKAGE

The elements of officers’ compensation packages may consist of: (a) base salary; (b) benefits; (c) cash incentives; (d) equity-based compensation; and (e) retirement and termination payments.

Ratio between fixed and variable compensation. This Policy aims to balance the mix of “fixed compensation,” comprised of base salary and benefits, and “variable compensation,” comprised of cash incentives and equity-based compensation. Each element is intended to support one or more of the principal objectives detailed in Section II above. The ratio, or “pay mix,” between such elements for each officer will reflect Galmed’s objective of correlating Company success with the total value of compensation that an officer receives, while recognizing that the pay mix may vary from officer to officer and from time to time and at times, including in years where Company performance is poor, officers may receive reduced, or may not receive any, cash or equity-based incentives.

Limitation: The aggregate value of cash incentives, excluding one-time cash awards granted upon recruitment, promotion, and equity-based compensation (valued at grant, and with respect to equity-based compensation paid in cash – valued at payment) with respect to any given calendar year, may not exceed 90% of the total value of an officer’s total compensation package, which may include his or her base salary and benefits, cash incentives and equity-based compensation, with respect to such year.

Considerations for determining compensation. When considering compensation of officers, the Company will consider the principal objectives detailed above and will also take into account its nature as an innovative clinical-stage biopharmaceutical company in early stages of research and development, and the following:

•	Individual characteristics: Such as an officer’s education, skills, experience, expertise and achievements, as well as such officer’s position, responsibilities, location, past performance, expected future contributions, prior compensation arrangements and seniority.

•	Overall Company considerations: Such as providing fair and reasonable pay, taking into account the Company’s size and the nature of its activities, while meeting budgetary constraints and regulatory requirements.

•	Internal equity: Paying officers equitably relative to one another based on their individual characteristics, while considering the relationship between officers’ compensation packages and the compensation of Galmed’s other employees (including those employed part-time, either as employees, consultants or by manpower contractors) and specifically, the average and median compensation and the effect of such relationship on work relations in Galmed.

•	Competitive pay practices: Since competitive pay is essential to Galmed’s ability to attract and retain highly skilled professionals, Galmed may, from time to time, review its compensation practices in comparison with those of other leading clinical-stage biopharmaceutical companies of comparable size and nature (e.g., in terms of stage of development, field of operation, number of employees, global operations and the like) and companies which compete with the Company for similar talent, generally and in the geographies relevant to the Company at the time in particular. To that end, Galmed will utilize as a reference, comparative market data and practices, which may include a compensation survey that compares and analyzes the level of the overall compensation package offered to an officer of the Company with compensation packages in similar positions to that of the relevant officer. Such compensation survey may be conducted internally or through an external consultant.

Sections IV to VII below describe each of the primary elements detailed above. Management Directors shall be entitled to compensation for their role as officers pursuant to sections IV to VII and in their role as Directors pursuant to section VIII.

IV.       BASE SALARY AND BENEFITS

Purpose and base salary determinations. Base salaries are intended to compensate officers for their time and services and are initially negotiated and generally set forth in officers’ employment or service agreements. Base salaries will be considered based on the objectives and considerations detailed in Sections II and III above, and consequently, will vary between officers. When conducting salary reviews, the Company will also consider such matters as the macro-economic environment, inflation and Company performance.

The Remuneration Committee and the Board may periodically consider and approve base salary adjustments for officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Remuneration Committee and the Board will also consider the previous and existing compensation arrangements of the officer whose base salary is being considered for adjustment.

Recruitment and promotion one-time Grant. New-hires or promoted employees may be granted one-time cash or equity-based awards upon recruitment or promotion, at the discretion of the Company. The total value of such one-time cash award shall not exceed 50% of an officer’s base salary and benefits on an annual basis, and the total value of a one-time equity based award (valued at grant, and in cases of equity-based awards paid in cash – valued at payment) shall not exceed 50% of an officer’s base salary and benefits on an annual basis multiplied by the vesting period of such awards (in years). The total value of one-time cash incentives and equity-based awards together shall not exceed 200% of an officer’s base salary and benefits on an annual basis. It is clarified that for the purpose of determining the recruitment or promotion one-time grant, the calculation will be based on an annual basis (i.e. if the officer joins the Company or is promoted in the middle of the year, the calculation will be conducted as if he has worked a full year under the new terms).

Benefits. In addition, officers will be provided benefits mandated by applicable law and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (e.g., study fund, car, phone, insurance and medical benefits). Officers are also entitled to reimbursement of reasonable expenses incurred in the course of discharging their office, including business travel expenses, against provision of receipts and in accordance with Company policies and may be reimbursed for membership fees in professional organizations.

In the event of relocation of an officer to another geography, the benefits provided will include customary benefits associated with such relocation. Such benefits shall include reimbursement of out of pocket relocation expenses and other ongoing expenses and gross-ups, such as housing allowance, car allowance, and home leave visit.

V.       CASH INCENTIVES

Purpose. Compensation in the form of a cash bonus is an important element in aligning officers’ compensation with Galmed’s objectives and business goals. Therefore, officers may be granted annual and special cash bonuses, at the discretion of the Company, taking into consideration the relevant objectives and considerations set forth in Sections II and III above, and subject to the conditions set forth below, as well as any additional terms and conditions or criteria for entitlement thereof that may be determined by the Company from time to time.

The Company may determine that, with respect to any or all officers, any annual or special cash bonus, will be reduced or not be paid with respect to such officer.

Annual Cash Bonuses. Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through team work and collaboration.

It is the Company’s philosophy that due to officers’ direct line-of-sight and influence on the Company’s performance, officers’ annual cash bonuses should generally be directly linked to such performance, while additional criteria, such as an officer’s individual performance or his or her expected future contributions, as well as achievement of additional objectives as the Company may determine, may be used to reflect the officer’s contribution (e.g. key performance indicators, such as major progress in research and development stages, execution of in/out-license transactions, execution of strategic collaboration agreements, obtaining marketing approval of a new product, raising funds throughout public offering or a private placement, mergers and acquisition, etc.).

Discretionary Component. The Company may determine that, with respect to the chief executive officer (the “CEO”) or an officer who is a director, that a portion of his or her annual cash bonus will be based on the evaluation of the Board in an amount that will not exceed, with respect to any calendar year, three (3) monthly base salaries and benefits. In addition, the Company may determine that, with respect to any officer subordinated to the CEO, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

Long-term Component. The Company may determine, with respect to any or all officers, that a portion of the annual cash bonus will be based on long-term performance objectives to be evaluated on a multi-year basis, in accordance with a mechanism to be determined by the Remuneration Committee (which may include holding of such amounts in trust), provided however, that such long-term component shall not exceed 50% of an officer’s annual cash bonus entitlement for a given calendar year.

Minimum Threshold. The annual cash bonus of any or all of the officers of the Company may be subject to minimum thresholds as shall be recommended by the Remuneration Committee and approved by the Board.

Limitation: The annual cash bonus of each officer shall not exceed 100% of an officer’s base salary and benefits on an annual basis.

Special Cash Bonuses. In addition to the annual cash bonus, an officer may be granted a special cash bonus, at the discretion of the Company. Such special cash bonus is intended to enable the Company to retain executives by providing such bonus subject to their continued employment in the Company, as well as to enable the Company to adapt to specific or unaccounted for changes or events that may occur during the year, including for outstanding achievement, in special circumstances or for completion of a certain achievement or assignment (which may be similar to key performance indicators as exampled in “Annual Cash Bonuses” above).

Limitations: The total amount of all special bonuses in the aggregate of each officer, with respect to any given calendar year, may not exceed 100% of an officer’s base salary and benefits on an annual basis. Notwithstanding the foregoing, the annual and special cash bonuses of each officer, other than the CEO, shall not exceed, in the aggregate, 150% of such officer’s base salary and benefits on an annual basis, and with respect to the CEO, shall not exceed, in the aggregate, 200% of the CEO’s base salary and benefits on an annual basis.

Clawback. An Office Holder may be required, at the Company’s sole discretion, to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before May 31st of the third year following the year in which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

VI.       EQUITY-BASED COMPENSATION

Purpose. Equity-based compensation is intended to attract and retain officers and align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company.

Equity awards determinations. Equity-based awards may be granted on an annual basis, subject to the discretion of Company and at such other times as the Company deems appropriate, including for newly hired or promoted officers. Equity based compensation to Management Directors with respect to their role as a director, shall be in accordance to the provisions of Section VIII below.

Equity-based awards may include, without limitation, one or more of the following types of awards: options to purchase shares, restricted shares, restricted share units, performance shares, performance share units or share appreciation rights.

The Company will determine the type and amount of equity-based awards to be granted to each officer, as well as any combination between such awards, based on the relevant objectives and considerations set forth in Sections II and III above (e.g., size and value of awards already held by officers, balancing effective risk management, retention and rewarding for performance).

Value of equity-based awards. The fair market value of officers’ equity-based awards will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle.

Vesting. The passage of time will generally be sufficient criteria for the vesting of equity-based awards. The Company may determine additional specific terms and conditions or criteria, whether for the vesting of all or any part of such awards or for entitlement thereof, and whether generally or with respect to specific grants, specific officers or otherwise. In any case, equity-based awards granted to officers must include both a gradual vesting period of at least three years from the date of grant, and an exercise period of no more than ten years from the date of grant.

The Company may approve the acceleration of vesting of equity-based awards upon termination of service or employment or upon a change of control event, and may provide for continued exercise periods, provided such extended exercise period does not extend beyond the original exercise period set forth in the terms of the grant.

Other terms. All other terms of the equity-based awards shall be in accordance with Galmed’s incentive plans and other related practices and policies.

Limitation: In no event shall the value of equity-based awards granted to any officer, calculated as of the date of their grant (and with respect to equity-based awards paid in cash – at the date of their payment), during any calendar year exceed six (6) times the base salary and benefits of such officer and in no event will the value of equity-based awards as aforesaid, together with any annual cash bonus and together with any special cash bonus with respect to any given calendar year, exceed the cap determined by the limitation under ”Ratio between fixed and variable compensation” in Section III above.

The Company may from time to time consider determining a cap for the exercise value of equity-based awards.

VII.       TERMINATION PAYMENTS

Termination payments will generally be set forth in officers’ employment or service agreements and are intended to comply with applicable laws, and to provide officers with compensation in the event of termination in circumstances determined by the Company, including voluntary termination.

When considering termination payments, the Company will generally consider, among others, the officer’s term of service or employment, his or her remuneration during such term, Company performance during such term and the contribution of such officer to the achievement of the Company’s goals, as well as the circumstances of termination.

Officers’ termination payments may include one or more of the following:

•	Advance Notice. Advance notice of up to 6 months. During this period an officer will be entitled to payment of full compensation, including benefits, and may be requested to continue working at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

•	Severance Payment. Severance payment of up to 200% of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, inclusive of any amounts accumulated in such officer’s pension fund, managers insurance or provident fund on account of severance, which amounts are released or transferred to the officer, provided however, that if at the time of termination such officer is engaged with the Company for at least two years and the termination is not for “cause”.

•	Non-Compete Grant. Upon termination of employment and subject to applicable law, Galmed may grant to its officers a non-compete grant as an incentive to refrain from competing with Galmed for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such officer’s monthly base salary without benefits multiplied by twelve (12).

•	Discretionary Payment. Up to 12 monthly base salaries (without benefits), if, at the time of termination or change of control, the officer is engaged with the Company for at least two years, and up to 6 monthly base salaries (without benefits) if, at the time of termination or change of control, the officer is engaged with the Company for less than two years.

VIII.	COMPENSATION OF NON-MANAGEMENT AND MANAGEMENT DIRECTORS

The Company’s philosophy is to provide fair and reasonable compensation to its Directors, taking into account the Company’s business environment, its size and nature of operations. With respect to their services as Board members, each Director, either a Management Director or a non-Management Director, an external director (if applicable) or an independent director, is entitled to receive the same compensation for his or her services as a member of the Board and its committees.

Accordingly, Directors compensation may be comprised of the following elements:

•	Directors’ Fees. Directors’ fees may be comprised of annual payment and per-meeting payments. Alternatively, Directors’ fees may be comprised only of a fixed annual payment with respect to his or her services as members of the Board, including, without regard to their participation in meetings of the Board or its committees.

•	Equity-Based Compensation. Directors may be entitled to receive equity-based awards with a fixed value at grant, as approved by the Company’s shareholders from time to time. Such equity-based awards may be granted on an annual basis or at such other times as the Company deems appropriate. A distinction may be made between the Management Directors and non-Management Directors with respect to the value of the equity-based awards, in light of his or her position. Such awards are intended to align Directors’ interests with the interests of shareholders and to promote creation of long-term value for the Company. Any equity-based awards to Directors will include both a gradual vesting period of at least three (3) years from the date of grant, and an exercise period of no more than ten years from the date of grant. In no event shall the value of equity-based awards granted to any Director, calculated as of the date of their grant (and with respect to equity-based awards paid in cash – at the date of their payment), during any calendar year exceed nine (9) times the fees of such Director on an annual basis.

Reimbursement. The Directors are also entitled to reimbursement of certain expenses incurred in connection with their participation at meetings of the Board and its committees, in accordance with Company policies.

Limitation: the Director’s fee per calendar year shall not be less than the Minimum Amount (as such term is defined in the regulations promulgated under the Companies Law currently governing the terms of compensation of external directors, or the “Compensation Regulations”) and shall not exceed an annual fee in the amount equal to 20% of the annual base salary paid to the Company’s CEO during the year 2019 plus VAT (the “Maximum Amount”), and with respect to an expert independent director (which is equivalent to an Expert External Director, as such term is defined in the Compensation Regulations) plus 33% to the Maximum Amount.

IX.       D&O INSURANCE, INDEMNIFICATION AND RELEASE

Exculpation and Indemnification. The Company may exempt all Directors and officers, as may be appointed from time to time in the future, from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s articles of association.

Liability Insurance. Unless otherwise determined thereby, Company will provide directors’ and officers’ liability insurance for its Directors and executive officers (the “Insurance Policy”) as follows:

•	The annual premium to be paid by the Company shall not exceed 10% of the aggregate coverage of the Insurance Policy;

•	The limit of liability of the insurer shall not exceed the greater of $35 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Remuneration Committee; and

•	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Remuneration Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Galmed’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

Upon circumstances to be approved by the Remuneration Committee (and, if required by law, by the Board), Galmed shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

•	The limit of liability of the insurer shall not exceed the greater of $45 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by Remuneration Committee;

•	The annual premium shall not exceed 500% of the last paid annual premium; and

•	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Remuneration Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

Galmed may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

The additional premium for such extension of liability coverage shall not exceed 200% of the last paid annual premium; and

The Insurance Policy, as well as the additional premium shall be approved by the Remuneration Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

X.       MISCELLANEOUS

General. This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law. This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is approved and shall serve as Galmed’s Compensation Policy for three years, commencing as of its adoption. Any amendment to this Policy shall require the approvals as set forth in the Companies Law. In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the approval of this Compensation Policy, Galmed may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

Company discretion. It is hereby clarified that nothing contained herein shall obligate the Company to grant any particular type or amount of compensation to any officer, nor shall it derogate from any approval procedures mandated by the Companies Law.

Reduction of variable compensation. The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause”, due to circumstances determined by the Committee and the Board, taking into consideration the relevant objectives and considerations set forth under “Overview” in Section II above and under “Considerations for determining compensation” in Section III above, or in other circumstances determined by the Company as warranting such reduction.

Immaterial Change. An Immaterial Change in the Terms of Employment of an officer, which is not a Director or the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly salaries of such officer.

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